SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934*

U.S. RESTAURANT PROPERTIES, INC. (Name of Issuer)

Common Stock, par value $.001 per share (Title of Class of Securities)

902971-10-0 (CUSIP Number)
Fred H. Margolin 10515 Lennox Lane Dallas, Texas 75229 (214) 696-4591 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2000 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 902971-10-0	SCHEDULE 13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) QSV Properties, Inc.
_____________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
_____________________________________________________________________________________________
(3)	SEC Use Only
_____________________________________________________________________________________________
(4)	Source of Funds (See Instructions)	N/A
_____________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
_____________________________________________________________________________________________
(6)	Citizenship or Place of Organization	DELAWARE
_____________________________________________________________________________________________
Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	-0-
_____________________________________________________________________________
(8)	Shared Voting Power	-0-
_____________________________________________________________________________
(9)	Sole Dispositive Power	-0-
_____________________________________________________________________________
(10)	Shared Dispositive Power	-0-
_____________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
_____________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
_____________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11)	-0-
_____________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions)	CO
_____________________________________________________________________________________________

Item 1.	Security and Issuer.
No modification.
Item 2.	Identity and Background.

          This Schedule is filed on behalf of QSV Properties, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person was merged with and into the Issuer, with the issuer being the surviving company, effective December 29, 2000 (the "Merger"). As a result of the Merger, the Reporting Person ceased to exist and the stockholders of the Reporting Person received, pursuant to the terms of the Merger, an aggregate of 2,554,998 shares of Common Stock of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.
No modification.
Item 4.	Purpose of Transaction.
By operation of the Merger, the Reporting Person ceased to exist and therefore ceased to be a stockholder of the Issuer.
Item 5.	Interest in Securities of the Issuer.
Item 5 is amended as follows:
(a) The Reporting Person owns zero shares of Common Stock (0% of outstanding shares).
(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of zero shares of Common Stock (0% of outstanding shares).
(c) No modification.
(d) No modification.
(e) The reporting person ceased to be the owner of more than five percent (5%) of the shares of Common Stock effective December 29, 2000.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
No modification.
Item 7.	Material to Be Filed as Exhibits.
No modification.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April ____, 2001

QSV PROPERTIES, INC.
By	FRED H. MARGOLIN _________________________________ Name: Fred H. Margolin Title (as of the date of the Merger): General Manager